SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  May 22, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                    Form 20-F X          Form 40-F
                              --                  ----


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes             No X
                                     ---            ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


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  VIVENDI                                                             VIVENDI
Environnement                                                           water


                                  Press Release


           Vivendi Environnement wins the international tender for the
         50-year outsourcing contract to operate and manage Pudong water services, Shanghai's leading business district

         The first significant public-private partnership for full water services in the People's Republic of China is a milestone in the water industry worldwide

Paris, May 22, 2002 - Vivendi Water, a subsidiary of Vivendi Environnement, has been chosen as the long-term partner to operate and maintain the city's water services in the key business district of Pudong, Shanghai. In the People's Republic of China, this is the first outsourcing contract which gives a foreign company the responsibility for providing a full service offering: embracing drinking water production, network distribution and customer services. The selection was made through an international tender competition.

Under the terms of the contract, Vivendi Water buys a 50% share in a new Joint Venture Company, Shanghai Pudong Vivendi Water Corporation, for an amount of 266 million euros. At the start of operations, the contract will supply potable water to 550,000 customers with an average daily consumption of 1.2 million cubic metres.

Pudong, already one of the leading business and financial centers in Asia, currently has approximately 1.9 million residents. The 50-year contract is expected to generate a turnover of over 10 billion euros during the term due to the expected substantial growth of Pudong in the coming years. The business district is forecast in the long-term to be home to 5 million people. The service area covered by the contract includes many commercial buildings and residential complexes, as well as the new international airport of Shanghai, and numerous business parks located in the Pudong area.

Vivendi Water was chosen based on its technical, social and financial capabilities, which were innovatively presented in Vivendi Water's tender proposal. This major win strongly reinforces Vivendi Water's position in the Asian market.

Vivendi Environnement has been operating in the People's Republic of China since the 1980s through its engineering subsidiary. In 1997, Vivendi Water was awarded its first water services concession contract by Tianjin, where it serves a population of 4 million people; and in 1998 in Chengdu, the group won the first Build Operate and Transfer (BOT) contract ever awarded in China's water industry. The Chengdu water treatment plant construction was completed last year. In addition, Vivendi Environnement's subsidiary Onyx, operates several waste management sites in Hangzhou, Guangzhou, Hong Kong and Macao.

Vivendi Water, a subsidiary of Vivendi Environnement, is the leading global provider of water and wastewater services for municipal authorities, industrial companies and consumers. The company provides the entire range of outsourcing and design-build services, as well as equipment and systems. With operations in more than 100 countries, Vivendi Water serves over 110 million consumers and 40,000 industrial customers worldwide. It has revenues of 13.6 billion euros for 2001 and 72,600 employees.


Important disclaimer
Vivendi Environnement is a corporation listed at the NYSE and Paris Euronext This [document/press release] contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Environnement.


                Contact for institutional investors and analysts
                       Nathalie Pinon : 33 1 71 75 01 67

              US investor contact: Brian Sullivan+(1) 401-737-4100

     Press release also available on http://vivendienvironnement-finance.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 22, 2002

                              VIVENDI ENVIRONNEMENT


                              By:  /s/ Jerome Contamine
                                   ----------------------------------
                                   Name: Jerome Contamine
                                   Title:   Chief Financial Officer